SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No.2)*


                    International Assets Holding Corporation
             -----------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                                  459028106
             -----------------------------------------------------
                                 (CUSIP Number)

                                   12/31/98
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schecule is filed:

    __X_Rule 13d-1(b)

    ____Rule 13d-1(c)

    ____Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.459028106


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   1   NAMES OF REPORTING PERSONS
       I.R.S. Identification Nos. of above persons (entities only)

           Diego J. Veitia


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a) ______
                                N/A
       (b) ______

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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION __U.S.A___________


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   NUMBER OF      5    SOLE VOTING POWER
     SHARES       550,951
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH        N/A
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH        497,729
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                   53,222
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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  550,951

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  N/A

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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  35.7%

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  12   TYPE OF REPORTING PERSON*

                  IN


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Item 1.     (a)   Name of Issuer:

                  International Assets Holding Corporation

            (b)   Address of Issuer's Principal Executive Offices:

                  250 Park Avenue South, Suite 200
                  Winter Park, FL 32789

Item 2.     (a)   Name of Person Filing:

                  Diego J. Veitia

            (b)   Address of Principal Business Office:

                  250 Park Avenue South, Suite 200
                  Winter Park, FL 32789

            (c)   Citizenship:

                  U.S.A.

            (d)   Title of Class of Securities:

                  Common Stock

            (e)   CUSIP Number:

                  459028106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
               N/A

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

            (i)   ( )   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

            (j)   ( )   A church that is excluded from the definition of an
                        investment company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Item 4.     Ownership.

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

               (a)  Amount Beneficially Owned:

               As of December 31, 1998 Diego J. Veitia was the beneficial owner of 550,951 shares of International Assets Holding Corporation, consisting of 428,859 shares held in the name of The Diego J. Veitia Family Trust DTD 12/13/91 of which Mr. Veitia is the settlor, a trustee and primary beneficiary; 53,222 shares allocated to Mr. Veitia from the International Assets Advisory Corporation Employee Stock Ownership Plan and Trust (the "ESOP") in which he is fully vested; 2,870 shares which is owned in an IRA; 66,000 shares from an option granted by the International Assets Holding Corporation Stock Option Plan which are currently exercisable. The aggregate of 66,000 shares subject to issuance from the Stock Option Plan upon the exercise of his options are also deemed outstanding for purposes of computing the percentage owned by Mr. Veitia.

               (b) Percent of Class:

               These shares represented 35.7 of the outstanding shares of the common stock.

               (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote

                    550,951

                  (ii) shared power to vote or to direct the vote

                    N/A

                  (iii)sole power to dispose or to direct the the disposition of

                    497,729

                  (iv) shared power to dispose or to direct the disposition of

                     53,222

Item 5.     Ownership of Five Percent or Less of a Class.

               N/A

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

               The Diego J. Veitia Family Trust has the right to receive income provided by dividends paid to the Trust or proceeds from the sale of the 428,859 shares held in its name.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

               N/A

Item 8.     Identification and Classification of Members of the Group.

               N/A

Item 9.     Notice of Dissolution of Group.

               N/A

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               ______02/12/99______________
                                                      Date
                                              /s/ Diego J. Veitia
                                              ____________________________
                                                      Signature

                                               Diego J. Veitia
                                               ____________________________
                                                    Name/Title